(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 000-28186

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Atlas Pacific Limited

Full Name of Registrant

Not Applicable

Former Name if Applicable

6 Rous Head Road

Address of Principal Executive Office (Street and Number)

North Fremantle, Western Australia 6159

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Company is unable to file its Form 20-F on a timely basis due to the additional work management has been required to undertake to assure that the Company remains compliant with both the new Sarbanes-Oxley Act and Nasdaq corporate governance requirements. Compliance with these requirements has taken a substantial amount of management’s time, and thus has delayed the preparation of the Form 20-F, which delay could not have been avoided without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Simon Adams (Name)	(61) (Area Code)	(8) 9336 7955 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For fiscal 2003, the Company’s revenues were A$9,637,393 (US$7,247,320), compared to A$11,341,448 (US$6,379,565) for fiscal 2002. In addition, the Company’s net income for fiscal 2003 was A$1,244,733 (US$936,039) compared to A$3,499,017 (US$1,968,197). The decline in revenue and net income is due primarily to the increase in the supply of South Sea pearls, which caused market prices to fall, and the decline in the quality and size of the South Sea pearls produced by the Company in 2003 due to less favorable climactic conditions. The improvement in fiscal 2003 revenues and net income for 2003, when stated in US Dollars, is due to foreign exchange rates and specifically the strength of the Australian Dollar compared to the US Dollar in 2003.

Atlas Pacific Limited has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Atlas Pacific Limited

By:	/s/ SIMON ADAMS
Name:	Simon Adams
Title:	CFO/Secretary

Date: June 30, 2004